ALSTON&BIRD LLP

The Atlantic Building

950 F Street, NW

Washington, DC 20004-1404

202-239-3300

Fax:202-239-3333

www.alston.com

David J. Baum

Direct Dial: 202-239-3346

E-mail: david.baum@alston.com

September 25, 2014

VIA E-mail and EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Washington, DC 20549

Attn:  John Grzeskiewicz

Re:

Northern Lights Fund Trust II (the “Trust” or “Registrant”)

Post-Effective Amendment No. 166 to the Trust’s Registration Statement on Form N-1A, filed on July 17, 2014

File Numbers 333-174926, 811-22549

Ladies and Gentlemen:

This letter is in response to the comments provided by the staff of the U.S. Securities and Exchange Commission (the “Commission”) via telephone on August 27, 2014, relating to Post-Effective Amendment No. 166 to the Trust’s Registration Statement on Form N-1A filed on July 17, 2014 regarding the addition of four new classes of shares to the Even Keel Multi-Asset Managed Risk Fund (the “Fund”), a series of the Trust.  A revised post-effective amendment to the Registration Statement reflecting these changes will be filed subsequent to this correspondence.

Prospectus

Summary Section – Fees and Expenses of the Fund

Comment #1

Please confirm whether “Other Expenses” include estimated interest and dividends on securities sold short, if any?

Response #1

The Registrant confirms that the Fund has not paid dividends or interest on securities sold short nor does it currently expect to do so.  If it does in the future, such expenses will be included in “Other Expenses.”

Comment #2

There is no reference to footnote 2 regarding estimated expenses in the fee table. Please revise.

Response #2

Footnote 2 (now footnote 3) is included in the columns of each new class of shares.  Please see the revised fee table below.

Fees and Expenses of the Fund.  This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may qualify for sales charge discounts on Class A shares if you invest, or agree to invest in the future, at least $25,000 in the Fund.  More information about these and other discounts is available from your financial professional and under “Shareholder Information – More About Class A Shares” beginning on page 13 of this Prospectus.

Shareholder Fees (fees paid directly from your investment)	Class A	Class C	Class I	Class F	Class R-1	Class R-2
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.75%	None	None	None	None	None
Maximum Deferred Sales Charge (Load) (as a % of original purchase price)	1.00%(1)	1.00%(2)	None	None	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends and other Distributions	None	None	None	None	None	None
Redemption Fee (as a percentage of amount redeemed within 30 days of purchase)	1.00%	1.00%	1.00%	1.00%	1.00%	1.00%
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.25%	0.25%	0.25%	0.25%	0.25%	0.25%
Distribution and/or Service (Rule 12b-1) Fees	0.40%	1.00%	None	0.40%	0.50%	0.10%
Other Expenses	0.22%(3)	0.22%(3)	0.25%(4)	0.22%(3)	0.22%(3)	0.22%(3)
Acquired Fund Fees and Expenses(5)	0.45%	0.45%	0.45%	0.45%	0.45%	0.45%
Total Annual Fund Operating Expenses	1.32%	1.92%	0.95%	1.32%	1.42%	1.02%

(1)

A maximum contingent deferred sales charge (“CDSC”) of 1.00% may apply to certain redemptions of Class A shares made within the first 12 months of their purchase when an initial sales charge was not paid on the purchase.

(2)

A maximum CDSC of 1.00% will apply to certain redemptions of Class C shares made within the first 12 months of their purchase.

(3)

These expenses are based on estimated amounts for the Fund’s current fiscal year.

(4)

Other expenses include 0.03% in recouped management fees in accordance with the operating expense limitation agreement.

(5)

This number represents the combined total fees and operating expenses of the Acquired Funds owned by the Fund and is not a direct expense incurred by the Fund or deducted from the Fund assets.  Since this number does not represent a direct operating expense of the Fund, the operating expenses set forth in the Fund’s financial highlights do not include this figure.

Comment #3

If the fee cap is 47 basis points for all share classes, should the waiver amount be higher?   Please check the fee cap disclosure in footnote 4.

 Response #3

The fee cap for Class I shares is 50 basis points, not 47 basis points.  The fee cap for each of the other classes then varies based upon the difference in distribution expenses.  Because estimated other expenses of the new share classes have been revised to reflect the actual “other expenses” of Class I shares, the “total annual operating expenses” for each new share class is below the expense caps agreed to in the operating expense limitation agreement between the Adviser and the Fund (the “Operating Expenses Limitation Agreement”).  Accordingly, footnote 4 to the fee table has been removed.  Please see the revised fee table above in Response #2.  The expense caps, however, are disclosed in prospectus section “Management of the Fund – The Adviser”.  That disclosure is as follows:

 Fund Expenses. The Fund is responsible for its own operating expenses.  Pursuant to an operating expense limitation agreement between the Adviser and the Fund (the “Operating Expenses Limitation Agreement”), the Adviser has agreed to reduce its management fees and/or pay expenses of the Fund to ensure that the total amount of Fund operating expenses (excluding any front-end or contingent deferred loads, brokerage fees and commissions, acquired fund fees and expenses, borrowing costs(such as interest and dividend expenses on securities sold short), taxes and extraordinary expenses, such as litigation) do not exceed 0.90%, 1.50%, 0.90%, 0.50%, 1.00% and 0.60% of the Fund’s average net assets for Class A, Class C, Class F, Class I, Class R-1 and Class R-2 shares, respectively through September 30, 2015, subject thereafter to annual re-approval of the agreement by the Board of Trustees.  The Adviser is permitted to receive reimbursement of any excess expense payments paid by it pursuant to the operating expense limitation agreement in future years on a rolling three year basis.  The Fund must pay its current ordinary operating expenses before the Adviser is entitled to any reimbursement of management fees and/or expenses.  This Operating Expenses Limitation Agreement can be terminated only by, or with the consent, of the Board of Trustees.

Back cover

Comment #4

Please explain why no website for the Fund is listed on the back cover.

Response #4

The Fund does not maintain a website.  This is disclosed on the back cover.

***

The Registrant acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Form N-1A; (ii) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, this does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the staff in declaring the filing effective does not relieve the Registrant from full responsibility for the adequacy and accuracy of the disclosure in the filings; and (iv) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact us at (202) 239-3346.

Sincerely,

/s/ David J. Baum

David J. Baum